Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months				Six Months
	Ended June 30,				Ended June 30,
	2017		2016		2017		2016
Net loss		$(585)		$(497)		$(968)	$(1,126)
Class A Unit Holders (ownership percentage)	x	99%	x	100%	x	99%	100%
Net loss allocable to Class A Unit Holders		$(579)		$(497)		$(958)	$(1,126)
Weighted average Class A Units outstanding		16,711		11,100		13,921	11,100
Net loss per Class A Unit		$(0.03)		$(0.04)		$(0.07)	$(0.10)